NO ACT

PE
12-8-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



11005620

January 18, 2011

Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-18-11

Re: Honeywell International Inc.
Incoming letter dated December 8, 2010

Dear Mr. Larkins:

This is in response to your letter dated December 8, 2010 concerning the shareholder proposal submitted to Honeywell by June Kreutzer and Cathy Snyder. We also have received letters on the proponent's behalf dated December 13, 2010 and January 11, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 18, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Honeywell International Inc.
Incoming letter dated December 8, 2010

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of Honeywell's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

We are unable to concur in your view that Honeywell may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. In addition, we are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires. Accordingly, we do not believe that Honeywell may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Honeywell may exclude the proposal under rule 14a-8(i)(6). In our view, the company does not lack the power or authority to implement the proposal, because the proposal asks that the board "take the steps necessary unilaterally (to the fullest extent permitted by law)" to amend the company's governing documents. Accordingly, we do not believe that Honeywell may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Robert Errett
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 11, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Honeywell International Inc. (HON)
Special Meeting Topic
June Kreutzer

Ladies and Gentlemen:

This responds to the December 8, 2010 request to block this rule 14a-8 proposal.

The company makes the leap of logic claim that since it need not comply with a flexible part of the proposal, while still complying with the remainder of the proposal, that is should have the power to block the entire proposal.

The flexible part of the proposal is for the board to act unilaterally: "to the fullest extent permitted by law." The flexible part of the proposal is simply to facilitate its prompt implementation of the proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
June Kreutzer
Cathy Snyder
Thomas Larkins <Tom.Larkins@Honeywell.com>

[HON: Rule 14a-8 Proposal, November 10, 2010]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at the following companies: CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

Our Chairman, David Cote, with $29 million in accumulated pension benefits, was on the JPMorgan Board rated "D" by The Corporate Library www.thecorporatelibrary.com, an independent investment research firm. The Corporate Library was critical of the JPMorgan Board because there were three active CEOs [including Mr. Cote] who may not have the requisite time to devote to their board duties. Mr. Cote nonetheless supposedly had time for two JPMorgan Board Committees. Michael Wright received our highest negative votes and served on our Audit Committee and Nomination Committees.

We had no shareholder right to an independence Board Chairman, a lead director, to use cumulative voting or to act by written consent. Plus we gave 48%-support to a 2010 shareholder proposal for an independent board chairman.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. Special Shareowner Meetings – Yes on 3.*

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 13, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Honeywell International Inc. (HON)
Special Meeting Topic
June Kreutzer

Ladies and Gentlemen:

This responds to the December 8, 2010 request to block this rule 14a-8 proposal.

The company makes the leap of logic claim that since it can dodge a flexible part of the proposal, that is should have the power to block the entire proposal.

The flexible part of the proposal is for the board to act unilaterally: "to the fullest extent permitted by law."

The company does not discuss whether the board could have acted unilaterally on this proposal prior to 2010 and whether the company bobby-trapped its governing documents in 2010 to make it more difficult to enhance shareholder rights on this topic.

This is to request that the Securities and Exchange Commission allow this resolution to stand in and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
June Kreutzer
Cathy Snyder
Thomas Larkins <Tom.Larkins@Honeywell.com>

Honeywell

Thomas F. Larkins
Vice President, Corporate Secretary
and Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245

973 455-5208
973 455-4413 Fax
tom.larkins@honeywell.com

December 8, 2010

VIA EMAIL AND FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

shareholderproposals@sec.gov

Re: Honeywell International Inc.: Notice of Intention to
Omit Shareowner Proposal Submitted by June Kreutzer and Cathy Snyder

Ladies and Gentlemen:

On behalf of Honeywell International Inc., a Delaware corporation (the "Company," or "Honeywell"), we are filing this letter by email. Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") we are also filing six hard copies of this letter, including the related shareowner proposal (the "Proposal") submitted by Ms. June Kreutzer and Ms. Cathy Snyder, and represented by Mr. John Chevedden (the "Proponents"), for inclusion in the Company's proxy materials for the 2011 annual meeting of shareowners (the "2011 Proxy Materials").

The Proposal and related shareowner correspondence are attached hereto as Exhibit A. The Proposal, in pertinent part, requests that Honeywell shareowners adopt the following resolution:

> RESOLVED: Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

For the reasons set forth below, we intend to omit the Proposal from the Company's 2011 Proxy Materials. We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities Exchange Commission if the Company omits the Proposal under Rule 14a-8(i)(6), which permits a company to exclude a proposal from its proxy materials "[i]f the company would lack the power or authority to implement the proposal . . ." Alternatively, we request that the Staff confirm that the Company may omit the Proposal under Rule 14a-8(i)(3) as vague and misleading. We are sending a copy of this letter to the Proponents as formal notice of the Company's intention to exclude the Proposal from its 2011 Proxy Materials.

The Proposal Seeks Unilateral Board Action

Compared to other similar proposals that have been submitted to Honeywell and to other companies in the past, this Proposal is worded uniquely to emphasize that the board should act unilaterally to amend the Company's governing instruments. The Proposal is for the "board to take the steps necessary *unilaterally* (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock . . . the power to call a special shareowner meeting." Indeed, the Proposal can be distinguished from other, similar proposals that have been submitted to companies in the past insofar as this version clearly seeks unilateral board action as a key element of the resolution.[1] Because it is black letter law that the Honeywell Board of Directors lacks the power or authority to act unilaterally to amend its certificate of incorporation to give effect to the Proposal, the Proposal is beyond the Company's power and authority to effectuate.

While the Proposal includes a qualification that the Board should act unilaterally "to the fullest extent permitted by law," the Honeywell Board cannot act unilaterally to any extent at all, since the amendment sought by the Proposal requires shareowner approval in every case. The Company, accordingly, lacks the power or authority to effectuate the proposal in any respect, and the Proposal's inclusion in the Company's 2011 proxy materials would confuse and mislead shareowners into believing that the Board could act unilaterally to implement the Proposal.

The Company May Exclude the Proposal under Rule 14a-8(i)(6) or Rule 14a-8(i)(3)

While the Proposal seeks unilateral Board action, it is clear that the Board cannot act unilaterally, and without shareowner approval, to amend the threshold for calling special shareowner. The threshold for calling special shareowner meetings is included in the Company's Amended and Restated Certificate of Incorporation. Article Eighth of the Certificate sets forth a 20% threshold for calling special shareowner meetings. It is black letter law that the Board may amend Article Eighth of the Certificate to effect the Proposal only with the approval of shareowners.[2]

The Staff has consistently concurred in the omission of proposals under Rule 14a-8(i)(6) in situations where the company would lack authority under state law to implement the proposal as written. See, e.g., Honeywell International Inc. (Feb. 10, 2010) (Company lacked any ability to ensure that members of the board met proposed qualifications at all times); Mylan Inc. (Mar. 12, 2010) (company lacked power under state law to unilaterally amend compensation agreements,

[1] For a previous version of the Proposal where the resolution does not include the element that the board act "unilaterally," see, for example, Honeywell International Inc. (Jan. 4, 2010).

[2] Indeed, shareowners voted on an amendment to this very provision at the Honeywell 2010 annual meeting of shareowners. Section 242(b)(1) of the Delaware General Corporation Law provides that the "board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of stockholders."

or to amend terms of shares that had already been issued); JP Morgan Chase & Co (Mar. 9, 2010) (company would lack power or authority under Delaware law to change terms of previously granted options).

The Staff has also consistently permitted companies to exclude proposals under Rule 14a-8(i)(3) that would be inherently vague and misleading if presented to shareowners. The Staff has stated that a proposal may be omitted under that rule where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Section B(4) of Staff Legal Bulletin No. 14B. See also e.g., Honeywell International Inc. (Feb. 3, 2009) (shareowners voting on the proposal may not clearly understand what actions would be taken to implement the proposal if adopted); Schering-Plough Corp. ((Mar. 7, 2008) (same).

In this case, a shareowner would unquestionably read the Proposal as suggesting that the Company's Board of Directors could act unilaterally to amend the threshold for calling special shareowner meetings. That is, shareholders would assume – based on the Proposal's wording – that unilateral Board action is available. To the contrary, however, unilateral action is unavailable, and the proposed amendment would also require separate and likely subsequent shareowner approval at a special shareowner meeting, or at the Company's 2012 annual meeting.

The Company, therefore, believes that it may omit the Proposal under Rule 14a-8(i)(6) as beyond its power or authority to effectuate. Alternatively, it believes that it may omit the proposal under Rule 14a-8(i)(3) as inherently vague and misleading. We respectfully seek the Staff's concurrence.

* * *

We would appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its printing and mailing schedule for the 2011 Proxy Materials. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208.

Very truly yours,



Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel

Enclosures

cc: June Kreutzer and Cathy Snyder
John Chevedden (via e-mail)

#266783

Exhibit A

June Kreutzer
Cathy Snyder

*** FISMA & OMB Memorandum M-07-16 ***

Mr. David M. Cote
Chairman of the Board
Honeywell International Inc. (HON)
101 Columbia Rd
Morristown NJ 07962
Phone: 973 455-2000
Fax: 973 455-4807

Dear Mr. Cote,

We submit our attached Rule 14a-8 proposal in support of the long-term performance of our company. Our proposal is for the next annual shareholder meeting. We intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is our proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on our behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***) at: *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt and verifiable communications. Please identify this proposal as our proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of our proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,


June Kreutzer — 11/4/10 Date


Cathy Snyder — 11-4-10 Date

cc: Thomas Larkins <Tom.Larkins@Honeywell.com>
Corporate Secretary
PH: 973-455-5208
FX: 973-455-4413

[HON: Rule 14a-8 Proposal, November 10, 2010]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at the following companies: CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

Our Chairman, David Cote, with $29 million in accumulated pension benefits, was on the JPMorgan Board rated "D" by The Corporate Library www.thecorporatelibrary.com, an independent investment research firm. The Corporate Library was critical of the JPMorgan Board because there were three active CEOs [including Mr. Cote] who may not have the requisite time to devote to their board duties. Mr. Cote nonetheless supposedly had time for two JPMorgan Board Committees. Michael Wright received our highest negative votes and served on our Audit Committee and Nomination Committees.

We had no shareholder right to an independence Board Chairman, a lead director, to use cumulative voting or to act by written consent. Plus we gave 48%-support to a 2010 shareholder proposal for an independent board chairman.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. Special Shareowner Meetings – Yes on 3.*

Notes:
June Kreutzer and Cathy Snyder, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***